ELLENOFF GROSSMAN & SCHOLE LLP

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NEW YORK, NEW YORK 10017

TELEPHONE: (212) 370-1300    FACSIMILE: (212) 370-7889

www.egsllp.com

VIA EDGAR TRANSMISSION

April 12, 2011

Mr. Jeffrey Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc.
Registration Statement Form S-3
Filed April 1, 2011
File No. 333-173261

Dear Mr. Riedler:

On behalf of BioDelivery Sciences International, Inc. (the “Company”), we hereby submit for review by the staff of the U.S. Securities and Exchange Commission (the “Staff”), via EDGAR transmission, Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-173261, the “Registration Statement”). Amendment No. 1 is being submitted in response to the Staff’s comment letter to the Company, dated April 8, 2011.

In response to the Staff’s comment, Amendment No. 1 is an exhibit only filing to amend and refile Exhibit 5.1 to the Registration Statement in order to correct a typographical error as discussed with the Staff via telephone on April 8, 2011.

We believe that Amendment No. 1 should address the Staff’s comment. As such, we intend to request acceleration of effectiveness for the Registration Statement and will call the Staff to discuss the timing of this action. If the Staff has any further questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.

Thank you in advance for your continuing assistance in this matter.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	BioDelivery Sciences International, Inc.
Ms. Karen Ubell (of the Staff, via Edgar transmission)